UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Date of Report:  May 5, 2021

Commission File Number: 001-39365

Amryt Pharma plc
(Translation of registrant’s name into English)

Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Merger Agreement

On May 4, 2021, Amryt Pharma plc, a public limited company incorporated under the laws of England and Wales (“Amryt”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Chiasma, Inc., a Delaware corporation (“Chiasma”), and Acorn Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Amryt (“Merger Sub”), pursuant to which, among other things, Amryt will acquire Chiasma by way of the merger of Merger Sub with and into Chiasma (the “Merger”), with Chiasma surviving the Merger as a wholly-owned indirect subsidiary of Amryt.

Merger Consideration

On the terms and subject to the conditions of the Merger Agreement, (i) each share of common stock of Chiasma, par value $0.01 per share (“Company Common Stock”), outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be automatically canceled and converted into the right to receive 0.396 American Depositary Shares of Amryt (“Parent ADSs”), each Parent ADS representing five ordinary shares (“Parent Ordinary Shares”), nominal value of £0.06 per share, of Amryt (the “Merger Consideration”), with no cash payable for any fractional Parent ADSs, which will be eliminated by rounding.

Treatment of Equity Awards

Under the Merger Agreement, at the Effective Time:  (i) each outstanding Chiasma stock option, whether or not vested, will be converted into an option to purchase Parent ADSs on the same terms and conditions as were applicable under such Chiasma stock option immediately prior to the Effective Time, with the number of Parent ADSs subject to each such assumed option calculated as described in the Merger Agreement; (ii) for each outstanding Chiasma restricted stock unit award that becomes vested in connection with the transactions contemplated by the Merger Agreement, the number of shares of Company Common Stock issued to the award holder will be treated as described above for each share of Company Common Stock; (iii) each outstanding Chiasma restricted stock unit award that remains outstanding immediately prior to the Effective Time will be converted into a restricted stock unit award that will represent the right to acquire Parent ADSs on the same terms and conditions as were applicable under such Chiasma restricted stock unit award as of immediately prior to the Effective Time; and (iv) each warrant to purchase shares of Company Common Stock that is issued and outstanding and not exercised or expired at or immediately prior to the Effective Time will be deemed to be net exercised immediately prior to the Effective Time by virtue of the Merger, and the shares of Company Common Stock issued to the holder of each such warrant will be treated as described above for each share of Company Common Stock.

Amryt Board of Directors

As of immediately following the Effective Time, Raj Kannan and one other individual selected by Chiasma prior to the closing of the Merger who is acceptable to Amryt (provided that the tenure of such individual will be limited) will be appointed to the Amryt board of directors.

Conditions to the Merger

The respective obligations of Chiasma and Amryt to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of a number of customary conditions, including:  (i) the adoption of the Merger Agreement by Chiasma’s stockholders; (ii) approval of transaction-related matters by Amryt’s shareholders; (iii) the absence of any law or order prohibiting consummation of the Merger; (iv) Amryt’s registration statement on Form F-4 having been declared effective by the U.S. Securities and Exchange Commission (the “SEC”); (v) Amryt’s shareholder circular having been made available to Amryt’s shareholders; (vi) the Parent ADSs to be issued in connection with the Merger (and the Parent Ordinary Shares represented thereby) having been approved for listing on the Nasdaq and, if applicable, the London Stock Exchange not having informed Amryt that the Parent Ordinary Shares underlying such Parent ADSs will not be admitted to trading on AIM; (vii) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (viii) accuracy of the other party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement; (ix) compliance by the other party in all material respects with such other party’s obligations under the Merger Agreement; (x) the absence of a material adverse effect (as defined in the Merger Agreement) with respect to each party; and (xi) the receipt by Chiasma of a tax opinion as to certain tax matters.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties given by Chiasma, Amryt and Merger Sub. The Merger Agreement also contains customary pre-closing covenants, including covenants by each of the parties relating to conduct of their business prior to the closing of the Merger.

The parties have agreed to use their respective reasonable best efforts to complete the Merger as promptly as reasonably practicable, including in obtaining each third-party consent or regulatory approval necessary, proper or advisable to complete the Merger, provided that Amryt and its subsidiaries are not required to (i) divest or hold separate any asset or businesses of Amryt, Chiasma, the surviving corporation or any of their subsidiaries, (ii) agree or proffer to limit in any manner or not to exercise any rights of ownership of any securities or (iii) enter into any agreement that limits the ownership or operation of any business of Amryt, Chiasma, the surviving corporation or any of their subsidiaries, in each case that is not conditioned upon, or that becomes effective prior to, the closing of the Merger or that is material to the business, financial condition or results of operations of Amryt, Chiasma, the surviving corporation or any of their respective subsidiaries, taken as a whole. Amryt has also agreed not to, and not to permit any of its subsidiaries to, acquire a substantial portion of the assets or equity in any person if the entry into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to impose a material delay in obtaining any governmental approvals for the transactions contemplated by the Merger Agreement, materially increase the risk of any governmental order prohibiting the consummation of the transactions contemplated by the Merger Agreement or materially delay the consummation of the transactions contemplated by the Merger Agreement.

The Merger Agreement also provides that, during the period from the date of the Merger Agreement until the Effective Time, each of Chiasma and Amryt is subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions.

Termination and Termination Fees

Each of Chiasma and Amryt may terminate the Merger Agreement in certain circumstances, including if:  (i) the Merger is not completed by December 1, 2021; (ii) a governmental authority of competent jurisdiction has issued a final non-appealable injunction or other order prohibiting the Merger; (iii) Chiasma’s stockholders fail to adopt the Merger Agreement; (iv) Amryt’s shareholders fail to approve the transaction-related matters contemplated by the Merger Agreement; (v) prior to the other party obtaining the approval of its shareholders, (1) the other party’s board of directors has changed its recommendation in favor of the Merger, (2) a tender or exchange offer has commenced which the other party has not recommended rejection of within ten business days after such commencement, (3) the other party fails to publicly reaffirm its board recommendation in certain instances or (4) the other party has materially breached its non-solicitation obligations or its obligation to call a meeting of its stockholders; (vi) the other party breaches its representations, warranties or covenants in the Merger Agreement in a way that would entitle the party seeking to terminate the Merger Agreement not to consummate the Merger, subject to the right of the breaching party to cure the breach; or (vii) subject to compliance with specified process and notice requirements, in order to enter into an agreement providing for a Company Superior Proposal or Parent Superior Proposal (each as defined in the Merger Agreement), as applicable.

Under the Merger Agreement, Chiasma will be required to make a payment to Amryt equal to $8,000,000 if the Merger Agreement is terminated in certain circumstances, including because of the instances described in clause (v) or clause (vii) above, or because of clause (iii) above if prior to such termination and after the date of the Merger Agreement, a Company Acquisition Proposal (as defined in the Merger Agreement) is publicly announced and within 12 months after the date of such termination, Chiasma or any of its affiliates enters into a definitive agreement relating to, or consummates, a Company Acquisition Proposal for 50% or more of Chiasma’s assets, net revenues or net incomes, or outstanding equity securities.  Amryt will be required to make a payment to Chiasma equal to $5,000,000 if the Merger Agreement is terminated in certain circumstances, including because of the instances described in clause (v) or clause (vii) above, or because of clause (iv) above if prior to such termination and after the date of the Merger Agreement, a Parent Acquisition Proposal (as defined in the Merger Agreement) is publicly announced and within 12 months after the date of such termination, Amryt or any of its affiliates enters into a definitive agreement relating to, or consummates, a Parent Acquisition Proposal for 50% or more of Amryt’s assets, net revenues or net incomes, or outstanding equity securities.

Chiasma will be required to make a payment to Amryt equal to $3,500,000 if the Merger Agreement is terminated because Chiasma’s stockholders fail to adopt the Merger Agreement, and Amryt will be required to make a payment to Chiasma equal to $3,500,000 if the Merger Agreement is terminated because Amryt’s shareholders fail to approve the transaction-related matters contemplated by the Merger Agreement.

Additional Information

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, attached hereto as Exhibit 99.1 to this Form 6-K. We encourage you to read the Merger Agreement for a more complete understanding of the transaction.

The Merger Agreement contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement and as of specified dates. The representations and warranties in the Merger Agreement reflect negotiations between the parties to the Merger Agreement and are not intended as statements of fact to be relied upon by Amryt’s shareholders. In particular, the representations, warranties, covenants and agreements in the Merger Agreement may be subject to limitations agreed by the parties, including having been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, and having been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Merger Agreement may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and unless required by applicable law, Amryt undertakes no obligation to update such information.

Voting Agreements

Concurrently with the execution of the Merger Agreement, as a condition and inducement to the parties’ willingness to enter into the Merger Agreement, MPM Asset Management Investors BV4, LLC, MPM BioVentures IV GmbH & Co. Beteiligungs KG, MPM BioVentures IV-QP, L.P. and MPM Bio IV NVS Strategic Fund, L.P., securityholders of Chiasma, entered into a Voting and Transaction Support Agreement with Amryt and Merger Sub, attached hereto as Exhibit 99.2, and Athyrium Opportunities II Acquisition 2 LP, Athyrium Opportunities III Acquisition 2 LP, Highbridge Tactical Credit Master Fund, L.P., Highbridge Convertible Dislocation Fund, L.P. and Highbridge SCF Special Situations SPV, L.P., securityholders of Amryt, entered into a Voting and Transaction Support Agreement with Chiasma, attached hereto as Exhibits 99.3 and 99.4 (collectively, the “Voting Agreements”).

Pursuant to the Voting Agreements, the securityholders of Amryt and Chiasma, as applicable, have agreed, among other things, to:  (i) vote their beneficially owned securities of Amryt or Chiasma, as applicable, (1) in favor of the transactions contemplated by the Merger Agreement, including any matter necessary for the consummation of the Merger, (2) in favor of any proposal to adjourn or postpone any meeting of shareholders at which any of the foregoing matters are submitted for consideration and vote of the shareholders if there are not sufficient votes for approval of any such matters on the date on which the meeting is held, (3) against any third-party acquisition transactions, (4) against any other proposal that could reasonably be expected to result in a breach of any covenant, representation or warranty under the Merger Agreement or any obligation of the securityholder under the Voting Agreement and (5) against any other proposal that could reasonably be expected to impeded, delay or adversely affect the timely consummation of the transactions contemplated by the Merger Agreement; and (ii) comply with certain restrictions on the disposition of such shares, in each case subject to the terms and conditions contained therein.

The Voting Agreements will terminate upon the earliest to occur of:  (i) the Effective Time; (ii) the termination of the Merger Agreement pursuant to and in compliance with its terms; (iii) a change of recommendation of the board of directors of Amryt or Chiasma, as applicable, in accordance with the Merger Agreement; (iv) as to the securityholder that is party to the Voting Agreement, (1) any amendment to the Merger Agreement effected without such securityholder’s prior written consent that increases (with respect to securityholders of Amryt) or decreases (with respect to securityholders of Chiasma) the amount or changes the form of the Merger Consideration or (2) any waiver or amendment to the Merger Agreement effected without the securityholder’s prior written consent that otherwise materially and adversely affects such securityholder; and (v) as to the securityholder, the written agreement of Amryt or Chiasma, as applicable, and the securityholder.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the Voting Agreements attached hereto as Exhibits 99.2, 99.3 and 99.4. We encourage you to read the Voting Agreements for a more complete understanding of the transaction.

Press Release

On May 4, 2021, Amryt and Chiasma issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached as Exhibit 99.4 hereto and is hereby incorporated into this report by reference.

Important Additional Information and Where to Find It

In connection with the proposed acquisition, Amryt intends to file a registration statement on Form F-4 with the SEC, which will include a document that serves as a prospectus of Amryt and a proxy statement of Chiasma (the “proxy statement/prospectus”), Chiasma intends to file a proxy statement with the SEC (the “proxy statement”), and each party will file other documents regarding the proposed acquisition with the SEC. Investors and securityholders are urged to carefully read the entire registration statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available because they will contain important information. A proxy statement/prospectus or a proxy statement when available will be sent to Chiasma’s stockholders. Investors and securityholders will be able to obtain the registration statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website or from Amryt or Chiasma as described in the paragraphs below.

Neither this communication nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons in possession of this communication or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This communication has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom and the United States, and information disclosed may not be the same as that which would have been disclosed if this communication had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom or the United States.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Amryt and certain of its directors, executive officers and employees may be deemed participants in the solicitation of proxies from Chiasma stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Chiasma in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus or proxy statement when it is filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to the proposed business combination transaction between Amryt and Chiasma and may contain forward-looking statements containing the words “expect”, “anticipate”, “intends”, “plan”, “estimate”, “aim”, “forecast”, “project” and similar expressions (or their negative) identify certain of these forward-looking statements. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. The forward-looking statements in this communication are based on numerous assumptions and Amryt’s and Chiasma’s present and future business strategies and the environment in which Amryt and Chiasma expect to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt’s and Chiasma’s ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behavior of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt’s ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies related to the contemplated transaction, the plans, objectives, expectations and intentions of Amryt, Chiasma or the combined company and the expected timing of the completion of the contemplated transaction. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approvals by Amryt’s shareholders or Chiasma’s stockholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; and other risks and uncertainties discussed in Amryt’s and Chiasma’s respective filings with the SEC. You can obtain copies of Amryt’s and Chiasma’s respective filings with the SEC for free at the SEC’s website (www.sec.gov). Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this communication or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect Amryt’s current beliefs and assumptions and are based on information currently available to management.

Exhibits

The following documents, which are attached as exhibits hereto, are incorporated by reference herein.

Exhibit	Title

99.1	Agreement and Plan of Merger, dated as of May 4, 2021, by and among Amryt Pharma plc, Acorn Merger Sub, Inc. and Chiasma, Inc.*
99.2
Voting and Transaction Support Agreement for Company Securityholders, dated as of May 4, 2021, by and among Amryt Pharma plc, Acorn Merger Sub, Inc., MPM Asset Management Investors BV4, LLC, MPM BioVentures IV GmbH & Co. Beteiligungs KG, MPM BioVentures IV-QP, L.P. and MPM Bio IV NVS Strategic Fund, L.P.

99.3
Voting and Transaction Support Agreement for Parent Securityholders, dated as of May 4, 2021, by and among Chiasma, Inc., Athyrium Opportunities II Acquisition 2 LP and Athyrium Opportunities III Acquisition 2 LP.

99.4
Voting and Transaction Support Agreement for Parent Securityholders, dated as of May 4, 2021, by and among Chiasma, Inc., Highbridge Tactical Credit Master Fund, L.P., Highbridge Convertible Dislocation Fund, L.P. and Highbridge SCF Special Situations SPV, L.P.

99.5	Joint Press Release, dated as of May 5, 2021.

* Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Amryt hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC; provided, that Amryt may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amryt Pharma plc
(Registrant)

Date: May 5, 2021	/s/ Rory Nealon
Rory Nealon
Chief Financial Officer